Li He Partner +852 2533 3306 li.he@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke * Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *

October 27, 2022

Re:	YXT.COM GROUP HOLDING LIMITED (CIK: 0001872090) Responses to the Staff’s Comments on the Amendment No.3 to Draft Registration Statement on Form F-1 Confidentially Submitted on September 15, 2022

Confidential

Brittany Ebbertt

Christine Dietz

Alexandra Barone

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM GROUP HOLDING LIMITED (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 12, 2022 on the Company’s amendment No.3 to draft registration statement on Form F-1 confidentially submitted on September 15, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

OCTOBER 27, 2022

comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

*            *             *            *

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 15, 2022

Cover Page

1.

Please revise the cover page to clarify that all of the legal and operational risks associated with being based in China could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Also disclose on the cover page whether and how the Holding Foreign Companies Accountable Act (including the Accelerating Holding Foreign Companies Accountable Act) and related regulations will affect your company.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page of the Revised Draft Registration Statement.

2.

We note your disclosure on page 10; however, please expand your disclose on the cover page related to the transfer of cash through your organization to disclose here whether the company has written cash management policies and procedures that dictate how funds are transferred and, if so, describe these policies and procedures. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page of the Revised Draft Registration Statement.

Prospectus Summary, page 6

3.

We note your disclosure that you have obtained all approvals required for your operations in China. Please expand your disclosure to discuss whether you have obtained all permissions or approvals to offer the securities being registered to foreign investors. Also, if you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

In response to the Staff’s comment, the Company has revised the disclosures on the page 8 of the Revised Draft Registration Statement.

Summary of Risk Factors, page 12

4.	For each risk factor related to doing business in China in your summary of risk factors, provide a specific cross-reference to the more detailed risk factor.

In response to the Staff’s comment, the Company has revised the disclosures on page 13 of the Revised Draft Registration Statement.

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Implication of the Holding Foreign Companies Accountable Act, page 14

5.	Expand your disclosure here to expressly disclose that an exchange may determine to delist your securities if the PCAOB determines that it cannot inspect or investigate completely your auditor.

In response to the Staff’s comment, the Company has revised the disclosures on page 15 of the Revised Draft Registration Statement.

Conventions which Apply to This Prospectus, page 15

6.

Please revise the definition of “China” and “PRC” to include Taiwan, Hong Kong and Macau and clarify that the only time “China” and “PRC” does not include Taiwan, Hong Kong or Macau is when you reference specific laws and regulations adopted by the PRC.

In response to the Staff’s comment, the Company has revised the disclosures on page 16 of the Revised Draft Registration Statement.

Our Summary Consolidated Financial Data and Operating Data, page 19

7.	We note your presentation of pro forma net loss per share for the six months ended June 30, 2022. Please revise to also present pro forma net loss per share for the year ended December 31, 2021.

In response to the Staff’s comment, the Company has revised the disclosures on page 23 of the Revised Draft Registration Statement.

VIE Consolidating Schedule (Unaudited), page 23

8.	Please revise to provide disclosure clarifying which entities are included in the column “primary beneficiaries of the VIEs” and confirm whether this column represents the WFOEs.

In response to the Staff’s comment, the Company has revised the disclosures on pages 25 to 28 of the Revised Draft Registration Statement.

Consolidated Financial Statements

1. Principal Activities and Organization

(b) History of the Group and Basis of Presentation for the Reorganization, page F-14

9.	Considering the nature of the relationships with the VIEs, please revise the headers on page F-15 to remove the references to “direct or indirect ownership.”

In response to the Staff’s comment, the Company has revised the headers on page F-15 and F-85 by removing the references to “direct or indirect ownership” for the VIEs and VIEs’ subsidiaries.

20. Commitments and Contingencies, page F-67

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10.

We note your disclosure here that the Winding-up Proceedings have been stayed pending determination of the HKIAC Arbitration. In order to provide more clarity, please revise to disclose information about the HKIAC Arbitration here.

In response to the Staff’s comment, the Company has revised the disclosure on page F-67 and F-127. The updated disclosure is identical with the disclosure about the HKIAC Arbitration on page 174 of the Draft Registration Statement. The Company respectfully confirms with the Staff that there has been no further information available about the Arbitration details or status as of the date of this response. The Company will closely monitor any developments and make additional disclosures in future filings as needed.

General

11.

Please update your analysis supporting your contention that the Company may properly rely on Rule 3a-8 under the Investment Company Act of 1940 (the “1940 Act”) by providing recent numbers and percentages relevant to the requirements of Rule 3a-8(a)(1), (2), (3), and (4). To the extent that your response relies on imputing the income, assets, etc., of the VIEs to the Company and/or its subsidiaries, please provide a legal analysis under Rule 3a-8 supporting such imputation.

Rule 3a-8. Rule 3a-8 provides that an issuer will be deemed not to be an investment company, as defined in Sections 3(a)(1)(A) and 3(a) (1)(C) of the 1940 Act if: (i) its research and development expenses, for the last four fiscal quarters combined, are a substantial percentage of its total expenses for the same period; (ii) its net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period; (iii) its expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, do not exceed five percent of its total expenses for the same period; (iv) its investments in securities are capital preservation investments (except as otherwise provided by the rule); (v) it does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company; (vi) it is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by the activities of its officers, directors and employees, its public representations of policies, its historical development, and an appropriate resolution of its board of directors; and (vii) its board of directors has adopted a written investment policy with respect to the issuer’s capital preservation investments.

Analysis. The Company respectfully submits that it is primarily engaged in the business of researching, designing, developing and providing a SaaS platform in the digital corporate learning industry (the “Company Business”), and is deemed not to be an “investment company” under the 1940 Act pursuant to the exemption for certain research and development companies provided in Rule 3a-8 under the 1940 Act. As set forth in the following analysis, the Company complies with all of the requirements of Rule 3a-8.1 For purposes of determining its compliance with Rule 3a-8’s requirements, the Company has consolidated its financial statements with those of its wholly-owned subsidiaries only, as required by Rule 3a-8(b)(2), and has not imputed the assets and income of the VIEs (as defined below) to the Company and or such subsidiaries.

[1]	The Company notes that the board resolutions and investment policy as further discussed below have not yet been adopted, but will be adopted by the Company’s board of directors prior to the offering.

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1. Rule 3a-8(a)(1) — Research and Development Expenses. For the Company’s last four fiscal quarters combined (the last fiscal quarter of 2021 and the first three fiscal quarters of 2022), the Company’s research and development expenses represented 38% of total expenses, including total cost of revenues. This ratio is calculated based on total research and development expenses of RMB238,284,917 and total expenses, including total cost of revenues, of RMB616,322,781. Under guidance provided by the staff of the Division of Investment Management of the Commission, a ratio of research and development expenses, including cost of goods sold, during a company’s last four fiscal quarters combined of at least 20% constitutes a “substantial percentage” for purposes of Rule 3a-8. Cooley Godward Kronish LLP. SEC No-Action Letter (avail. July 12, 2007). Accordingly, the Company’s research and development expenses, for the last four fiscal quarters combined, are a substantial percentage of its total expenses for the same period.

2. Rule 3a-1(a)(2) — Net Income Derived from Investments in Securities. For the Company’s last four fiscal quarters combined, the Company’s net income derived from investments in securities was RMB3,761,211, and its research and development expenses were RMB238,284,917. Accordingly, the Company’s net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period.

3. Rule 3a-8(a)(3) — Investment Advisory Expenses. For the Company’s last four fiscal quarters combined, the Company did not incur any expense for investment advisory and management activities, investment research and custody. Accordingly, the Company’s expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, do not exceed five percent of its total expenses for the same period.

4. Rule 3a-8(a)(4) — Investments in Securities/Capital Preservation Investments. To comply with Rule 3a-8(a)(4), generally no more than 10% of the Company’s total assets may consist of “investments in securities” that are not “capital preservation investments.” In order to analyze this element of the Rule, it is necessary to identify which of the Company’s assets constitute “investments in securities” and, of those, which are “capital preservation investments.”

a. “Investments in Securities.”

“Investments in securities” are defined in Rule 3a-8(b)(7) as:

. . . all securities other than securities issued by majority-owned subsidiaries and companies controlled primarily by the issuer that conduct similar types of businesses, through which the issuer is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities.

There are three categories of assets of the Company that could potentially be considered “investments in securities”: (i) its equity interest in its majority-owned subsidiary CEIBS Publishing Group Limited (“CEIBS PG”); (ii) its contractual arrangements, through its wholly- owned subsidiary, with respect to a variable interest entity (“VIE”), Jiangsu Yunxuetang Network Technology Co., Ltd. (“Yunxuetang Network”); and (iii) certain high quality short term bank deposits and other investments. As discussed in more detail below, neither the Company’s equity interest in CEIBS PG nor its contractual arrangements with respect to Yunxuetang Network constitute “investments in securities.” In addition, as also discussed below, the short term bank deposits and other investments may constitute investments in securities, but are capital preservation investments.

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(i) Equity interest in majority-owned subsidiary—CEIBS PG.

The Company holds, through its wholly-owned subsidiaries, a 60% equity interest in CEIBS PG. CEIBS PG is a majority-owned subsidiary (as defined in Section 2(a)(24) of the 1940 Act) of the Company because the Company owns, through its wholly-owned subsidiaries, 60% of the outstanding voting securities of CEIBS PG. CEIBS PG is primarily engaged in the business of developing and providing subscription-based corporate learning solutions, which is a business similar to the Company Business. CEIBS PG also satisfies the elements of Rule 3a-1 (as discussed below) and therefore is deemed not to be an investment company under 1940 Act. As such, the Company is engaged, through CEIBS PG, in a business other than that of investing, reinvesting, owning, holding or trading in securities.

Rule 3a-1 under the 1940 Act generally provides that an entity will be deemed not to be an investment company for purposes of the 1940 Act if: (a) consolidating the entity’s wholly-owned subsidiaries, no more than 45% of the value, as defined in Section 2(a)(41) of the 1940 Act (“Value”), of its assets (exclusive of cash items and U.S. government securities) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity; (b) it is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities; (c) it is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has not engaged in such business or have any such certificate outstanding; and (d) it is not a special situation investment company.

(a) Assets and Income Test. CEIBS PG’s assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, consist primarily of accounts receivables; prepaid expenses; property, equipment and software; operating lease right-of-use assets; and deferred tax assets. On a consolidated basis with its wholly owned subsidiaries, as of September 30, 2022, CEIBS PG did not hold any investment securities.2 In terms of CEIBS PG’s net income, CEIBS PG had no income from investment securities for the past four fiscal quarters combined. Thus, less than 45% of CEIBS PG’s net income after taxes for the period was attributable to investment securities. As such, CEIBS PG satisfies the assets and income test under Rule 3a-1.

For purposes of the Rule 3a-1 assets and income tests, CEIBS PG treats as cash items: (a) its “Cash and cash equivalents”, which consist entirely of bank demand deposits, and (b) bank time deposits with a maturity of one year or less, that were acquired, and can be liquidated, to

[2]

CEIBS PG controls two VIEs, Shanghai China Europe and Shanghai Fenghe, through a series of contractual arrangements held by its wholly-owned subsidiary, through which CEIBS PG operates its business and derives operating income. Like the Company’s contractual arrangements with respect to Yunxuetang Network, as further discussed in section (ii) below, CEIBS PG’s contractual arrangements with respect to Shanghai China Europe and Shanghai Fenghe are not securities under the Howey test or, alternatively, are interests in VIEs: (a) that are primarily controlled by CEIBS PG, (b) through which CEIBS PG engages in the business of developing and providing subscription-based corporate learning solutions and (c) that are not investment companies. Thus, such contractual arrangements are not investment securities for purposes of Rule 3a-1.

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support CEIBS PG’s research and development efforts and other bona fide business purposes. Although the 1940 Act does not explicitly define “cash items,” the Commission noted that for purposes of determining compliance under Rule 3a-1, the term broadly encompasses certain cash items, including bank demand deposits. Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) (“Release 10937”), at n.29. With respect to bank time deposits, the Commission stated that certificates of deposits and time deposits may be treated as cash items if, as demonstrated by the surrounding facts and circumstances, such instruments are “purchased as an integral part of an operating business.”3, For example, in the context of an entity whose only business activity is investing in certificates of deposit, with no other operating business, the Commission staff has taken the position that such certificates of deposit are investment securities for purposes of determining the entity’s status as an investment company. 4 In CEIBS PG’s case however, as discussed above, CEIBS PG is primarily engaged in the operating business described above, and purchases time deposits as an integral part of such operating business (i.e., serving CEIBS PG’s need for liquid assets to support its business of providing corporate learning solutions). Furthermore, CEIBS PG treats as cash items only those bank deposits with maturities of one year or less, in line with the SEC v. Fifth Avenue Coach Lines case cited by the Commission in Release 10937. In such case, the court treated a certificate of deposit and a time deposit with maturity dates of ninety days and six months, respectively, as cash items, but treated a time deposit that matured in over one year as an investment security. SEC v. Fifth Avenue Coach Lines, 289 F. Supp. 3 (1968).

(b) Not Primarily Engaged, and Not Holding Itself Out as Primarily Engaged, in the Business of an Investment Company. As discussed above, CEIBS PG is primarily engaged in a business similar to the Company Business and holds itself out as such, and does not propose to engage primarily in the business of investing, reinvesting or trading in securities.

(c) Not in the Business of Issuing Face-Amount Certificates. CEIBS PG has not issued, and does not propose to issue, any face-amount certificates of the installment type.5

(d) Not a Special Situation Investment Company. A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities. Release No. 10937 (Nov. 13, 1979). Through its wholly-owned subsidiary, CEIBS PG acquired control of its VIEs, Shanghai China Europe and Shanghai Fenghe, for the purpose of operating CEIBS PG’s business through such entities, and not with a view to sell such businesses. Other than such VIEs,

[3]	Release 10937, at n.29. The Commission clarified that whether certificates of deposits are to be treated as cash items or investment securities under Rule 3a-1 depends on:

. . . the purpose for which such interests are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the company’s other assets, and any other “special circumstances.” See, SEC v. Fifth Avenue Coach Lines, [289 F. Supp. 3 (1968)] at 31. For example, certificates of deposit purchased as an integral part of an operating business — such as during a transition between lines of business or as a result of seasonal liquidity requirements — may be treated as cash items. When it cannot be shown conclusively that the operating business requires substantial liquid assets, however, such deposits may be considered investment securities for purposes of section 3(a)(3).

Release 10937, at n.4.

[4]	Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (Oct. 28, 1982).
[5]	The Company similarly has not issued, and does not propose to issue, any face-amount certificates of the installment type.

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CEIBS PG does not hold interests in other companies. CEIBS PG is not engaged, and does not propose to engage, in acquiring control of any other company to profit on the future sale of that company and therefore is not a special situation investment company.

Based on these facts, it is clear that CEIBS PG is a majority-owned subsidiary through which the Company is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities. As such, the Company’s 60% equity interest in CEIBS PG is not an investment in securities for purposes of Rule 3a-8.6

(ii) Contractual arrangements with respect to Yunxuetang Network.

The Company does not hold debt or equity securities issued by Yunxuetang Network, and instead, through its wholly-owned subsidiary, holds certain contractual arrangements through which the Company exerts primary control over, and is the primary beneficiary of, Yunxuetang Network. The definition of “security” under Section 2(a)(36) of the 1940 Act does not expressly include the type of contractual arrangements the Company has with respect to Yunxuetang Network.7 The definition does, however, include “investment contracts,” and thus it must be considered whether these arrangements would constitute an investment contract.

Under the U.S. Supreme Court’s decision in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), and the cases that follow, an arrangement would be deemed to be an investment contract, and therefore a security, if it represents an investment in a common venture “premised on a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others”. United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975).

Under the Howey test, the Company’s contractual arrangements with respect to Yunxuetang Network would not be considered an investment contract, and therefore a security, because the Company, which exercises primary control over Yunxuetang Network, does not rely on the efforts of others to manage Yunxuetang Network profitably. The Company has the power to direct the activities of Yunxuetang Network, primarily through its control of the voting

[6]

The Company also holds equity interests in its wholly-owned subsidiaries. However, as noted above, the Company consolidates its financial statements with the financial statements of all wholly-owned subsidiaries for purposes of analyzing compliance with the requirements of Rule 3a-8. The Company’s equity interests in such wholly-owned subsidiaries are therefore eliminated as part of this consolidation and therefore are not included for purposes of calculating the Company’s compliance with Rule 3a-8(a)(4) (although the consolidated assets of such wholly-owned subsidiaries are of course included). And, in any event, pursuant to Rule 3a-8(a)(7), the Company’s interests in its wholly-owned subsidiaries would not be “investments in securities” for purposes of Rule 3a-8.

[7]	Section 2(a)(36) of the 1940 Act defines “security” as:

. . . any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

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rights of 100% of Yunxuetang Network’s equity, and its involvement in the management and operations of Yunxuetang Network’s business. For example, Yunxuetang Network and the Company share the same executive officers, and 6 of 8 directors on Yunxuetang Network’s board are also directors of the Company.8 The Company has also been granted an irrevocable power of attorney by 100% of the shareholders of Yunxuetang Network, entitling the Company to exercise all shareholder rights under local law and the relevant articles of association, including but not limited to, attending shareholder meetings and signing resolutions on behalf of shareholders, and voting on their behalf on all matters requiring shareholder approval, such as the appointment and removal of legal representatives, directors and senior management. Each shareholder of Yunxuetang Network has also granted the Company an exclusive option to purchase all or any portion of such shareholder’s equity. In addition, the Company has entered into an exclusive technology and consulting services agreement under which the Company provides services to Yunxuetang Network, such as product development and research, design and maintenance of network systems, database support and software services, training for technical staff, and other technology and consulting services, for a service fee equal to 100% of Yunxuetang Network’s pre-tax profit. The obligations owed to the Company under such power of attorney, exclusive technology and consulting services agreement, and exclusive option agreement are secured by a pledge of each shareholder’s equity interest in Yunxuetang Network. Through these contractual arrangements, the Company and its executive officers and directors are directly involved in the management and operation of Yunxuetang Network’s business, and the Company controls the voting rights of 100% of Yunxuetang Network’s equity. As such, the Company does not rely on others to manage Yunxuetang Network’s business and operations, and under the Howey test, the Company’s contractual arrangements with respect to Yunxuetang Network would not be considered a security. Therefore, such contractual arrangements are not investments in securities for purposes of Rule 3a-8.

Alternatively, even if the Company’s contractual arrangements with respect to Yunxuetang Network were considered securities under the Howey test, such contractual arrangements would not be investments in securities as defined in Rule 3a-8(b)(7) because, as discussed below, Yunxuetang Network is a company (a) primarily controlled by the Company and (b) that conducts a similar type of business, through which the Company is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities.

With respect to primary control, under the definition of “control” in Section 2(a)(9) of the 1940 Act, a person who beneficially owns more than 25% of the voting securities of a company is presumed to control such company. Although the Company does not technically own of record any voting securities of Yunxuetang Network, 100% of the voting securities of Yunxuetang Network is pledged to the Company and the Company has the power to vote, under an irrevocable power of attorney granted to the Company, 100% of the voting securities of Yunxuetang Network. In addition, the Company has been granted an exclusive option to purchase 100% of the voting securities of Yunxuetang Network, and is the beneficiary of all of the economic benefit of owning such securities. As such, the Company beneficially owns 100% of Yunxuetang Network’s voting securities and controls it. Further, the Company primarily controls Yunxuetang Network as the foregoing arrangements apply to 100% of the voting securities of Yunxuetang Network and thus no other person has the ability to exercise the same level of control as the Company.

[8]	Two of such directors will resign so that at the time of the offering, 4 of 6 directors on Yunxuetang Network’s board will be directors of the Company.

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With respect to Yunxuetang Network’s business, like CEIBS PG, Yunxuetang Network is primarily engaged in the business of developing and providing subscription-based corporate learning solutions, which is a business similar to the Company Business. Yunxuetang Network also satisfies the elements of Rule 3a-1 and therefore is deemed not to be an investment company under 1940 Act. As such, the Company is engaged, through Yunxuetang Network, in a business other than that of investing, reinvesting, owning, holding or trading in securities. Yunxuetang Network satisfies the elements of Rule 3a-1 in the same manner as CEIBS PG (as discussed above). Also, with respect to the composition of Yunxuetang Network’s assets and income, Yunxuetang Network’s assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, consist primarily of accounts receivables; prepaid expenses; property, equipment and software; operating lease right-of-use assets; and deferred tax assets. On a consolidated basis with its wholly owned subsidiaries as of September 30, 2022, approximately 42% of the Value of Yunxuetang Network’s total assets (exclusive of cash items and U.S. government securities) consisted of investment securities.9 Yunxuetang Network also derived 0.1% of its net income after taxes (for the past four fiscal quarters combined) from investment securities.

Based on these facts, it is clear that Yunxuetang Network is a company primarily controlled by the Company, through which the Company is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore, the Company’s contractual arrangements with respect to Yunxuetang Network are not investments in securities for purposes of Rule 3a-8.

(iii) Bank Deposits and Short Term Investments.

The Company, as noted above, also holds certain high quality short term bank deposits and other short term investments. These are included within the “Cash and cash equivalents” and “Short-term investments” line items on the Company’s balance sheet as of September 30, 2022, and consist entirely of bank time deposits and other financial products issued by commercial banks that preserve capital, present limited credit risk and can be liquidated to support the Company’s research and development efforts and other bona fide business purposes. (the “Short Term Assets”). These assets may constitute “investments in securities” for purposes of Rule 3a-8(a)(4), but as discussed below they are capital preservation investments.10

b. Capital Preservation Investments

As discussed above, in order to satisfy Rule 3a-8(a)(4), no more than 10% of the Company’s total assets may consist of “investments in securities” that are not capital preservation investments (subject to certain exceptions not relevant here). As further discussed above, the Company’s only investments in securities are certain high quality short term bank time deposits and other short term investments. These are all capital preservation investments.

[9]

The investment securities held by Yunxuetang Network consist primarily of minority equity investments in three privately held companies that provide offline and online training services, and human resource management software. Such companies are principally engaged in businesses that are similar to and potentially collaborative with Yunxuetang Network’s business, and as such, Yunxuetang Network invested in such companies for strategic corporate purposes and not for speculative purposes.

[10]	For the sake of this discussion, the Company has assumed, arguendo, that the Short Term Assets are securities.

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Rule 3a-8 defines “capital preservation investment” as an investment that is made to preserve capital and liquidity until the funds are used in the issuer’s primary business or businesses. As discussed above, the Company’s Short Term Assets are bank time deposits and other financial products issued by commercial banks that preserve capital, present limited credit risk and can be liquidated to support the Company’s research and development efforts and other bona fide business purposes. Importantly, the Company does not invest in equity or speculative debt that would indicate that the Company is acting as an investment company rather than preserving its capital for research and development. Certain Research and Development Companies, SEC Release No. 26077 (June 16, 2003).

Accordingly, the Short Term Assets, and therefore all of the Company’s investments in securities, are capital preservation investments and the Company thus satisfies the requirements of Rule 3a-8(a)(4).

5. Rule 3a-8(5) — Not Holding Itself Out as Engaged in the Business of an Investment Company. In the Company’s stockholder letters, prospectuses, press releases, marketing materials and website it has consistently described its primary business as the Company Business, and has not held itself out as providing the services associated with an investment company. The Company generally does not make public representations regarding its investment securities except as required to comply with applicable securities laws, and the Company has consistently emphasized operating results and has not emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate the Company based on its underlying securities positions, and instead focus on the Company’s technology and success in the digital corporate learning industry.

A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities. Release No. 10937 (Nov. 13, 1979). The Company is not engaged, and does not propose to engage, in acquiring control of any other company to profit on the future sale of that company. Although the Company has acquired other companies, those acquisitions have only been in connection with the operation of its primary business as described above and not with a view to reselling the acquired company. For example, in June 2020, the Company acquired a 60% equity interest in CEIBS PG, which it holds through its wholly-owned subsidiaries. Since the acquisition, the Company has operated CEIBS PG as an integral part of the Company’s business, and expects that the integration with CEIBS PG will improve the quality and quantity of the Company’s content library, expand its customer base and drive the growth of its business. The Company has no plans to sell its interests in CEIBS PG.

Based on these facts, it is clear that the Company (i) does not hold itself out as being engaged in the business of investing, reinvesting, or trading in securities, and (ii) is not a special situation investment company.

6. Rule 3a-8(a)(6) — Primarily Engaged in a Business other than that of an Investment Company. The activities of the Company’s officers, directors and employees, the Company’s public representations of policies and the historical development of the Company all demonstrate that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

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The Company’s officers, directors and employees spend substantially all of their time managing the operation of the Company Business. The Company’s directors spend an insignificant amount of time on investment-related activities, and when the directors consider investment matters, they are focused primarily on strategic transactions or preservation of capital, and not on generating income through investment activity. The Company’s Chief Financial Officer spends less than 5% of his time monitoring the Company’s cash balances and managing investment securities in accordance with the Company’s investment policies. Out of the Company’s 1,219 employees as of September 30, 2022, only two or three employees spend a significant amount of time on matters related to the management of the Company’s investment securities; the rest of the Company’s employees are involved in research and development, technical support, sales and marketing, manufacturing, finance and corporate services, and human resources.

As discussed above, since its inception in 2011, the Company has been primarily engaged in the Company Business. The Company’s public disclosures consistently reaffirm its role as a non-investment company by identifying its primary business as described above. The Company continues to focus on developing innovative software solutions, expanding into new markets and staying in the forefront of the digital corporate learning industry. The Company has never represented itself to be involved in any business other than the Company Business, and to the extent that the Company has disclosed any investment positions, it has done so in the context of required reporting obligations under applicable securities laws. In addition, prior to the offering, the Company’s board of directors intends to adopt resolutions evidencing that the Company is primarily engaged in a non-investment business.

Based on the activities of the Company’s officers, directors and employees, the Company’s public representations of policies and the historical development of the Company, it is clear that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

7. Rule 3a-8(7) — Investment Policy. The Company expects to adopt, by board resolution prior to the offering, a written investment policy with respect to its capital preservation investments. This policy would mandate that the Company’s investments in securities focus on preserving principal and maintaining liquidity.

Based on the foregoing analysis, the Company satisfies all of the requirements of Rule 3a-8, and therefore is deemed not to be an investment company under the 1940 Act.

12.

The Commission has described bona fide research and development (“R&D”) companies as companies that “. . . raise large amounts of capital, invest the proceeds and use the principal and return on these investments to fund their operations during their lengthy product development phase. An R&D company may also purchase a non-controlling equity stake in another company as part of a strategic alliance with the other company to conduct research and develop products jointly.” Refer to Certain Research and Development Companies, Investment Company Act Rel. No. 26077 (June 16, 2003) (“Adopting Release”). Please expand on your analysis of the applicability of Rule 3a-8 to the Company by providing support for your contention that the Company is currently engaged in a product development phase of the kind described by the Commission in the Adopting Release. Your response should, among other things, identify the product(s) currently under development, disclose the number of personnel dedicated to R&D activities that are employed by each subsidiary, and describe the facilities and other infrastructure of each subsidiary dedicated to R&D. To the extent that your response

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relies on imputing the personnel, assets, etc., of the VIEs to the Company and/or its subsidiaries, please provide a legal analysis supporting such imputation as a means of adherence to Rule 3a-8. For avoidance of doubt, this analysis should address whether an issuer may rely on Rule 3a-8 on the basis of assets, income, and activities of entities (such as the VIEs) in which the Company does not have a direct equity stake, citing any supporting Commission statements or staff guidance.

According to the Adopting Release, Rule 3a-8 was intended to provide an exemption for “R&D companies, such as biotechnology companies, [that] frequently require large amounts of capital to fund lengthy periods of research and development, the results of which may not produce income for years.”11 The Company is a leader and innovator in the digital corporate learning industry in China, and its advanced technological capabilities and efficient use of technology are key strengths that underpin the Company’s ability to succeed in such industry. The Company therefore continuously invests resources in its R&D activities to support its lengthy product development process. The Company’s R&D activities include: (a) developing proprietary software that can be customized and modularized, allowing customers to match use of the Company’s software with their specific business needs, (b) developing capabilities in key functions to enhance its proprietary software, such as speech recognition, adaptive learning, intelligent practice partner and AI simulation training and (c) developing modular, systematic and scenario-based professional content with continuous iteration and optimization. As of September 30, 2022, the Company had 571 employees dedicated to R&D activities, accounting for approximately 38% of its employees. All 571 of such R&D employees are employed by Yunxuetang Information Technology (Jiangsu) Co., Ltd. (“YXT Technology”), the Company’s wholly-owned subsidiary. The Company’s R&D personnel, as well as the Company’s computer labs and cloud server development facilities that are dedicated to R&D activities, are based primarily within YXT Technology, the Company’s wholly-owned subsidiary. The Company’s substantial R&D staff and activities demonstrate that the Company is the type of R&D company that was contemplated by the Adopting Release and furthermore, the Company’s satisfaction of each of the express elements of Rule 3a-8, as discussed in our response to comment 12 above, in and of itself demonstrates that the Company is the type of company that is eligible to be covered by the rule.

As described above, the bulk of the Company’s dedicated R&D personnel and facilities are housed in the Company’s wholly-owned subsidiary, YXT Technology, and are not imputed from the VIEs. In addition, the Company’s substantial R&D expenses discussed in our response to comment 12 above were incurred by the Company and its wholly-owned subsidiaries, and not by the VIEs. Thus, the Company’s reliance on Rule 3a-8 is not based and does not depend on imputing the assets, income or activities of the VIEs.

13.

On page 5 of the prospectus, the Company states that the VIEs “hold our key operating licenses, provide services to our customers, enter into contracts with our suppliers, and employ our workforce.” Please specify the percentage of the Company’s workforce currently employed by each VIE and the percentage of the Company’s customers serviced by each VIE. Also, provide in your response a list and description of the licenses held by each VIE.

In response to the Staff’s comment, the Company has revised the disclosures on the page 5 of the Revised Draft Registration Statement.

[11]	Certain Research and Development Companies, Investment Company Act Rel. No. 26077 (June 16, 2003).

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The Company respectfully provides a list and description of the licenses held by each VIE as follows:

Entity	License	Description/Scope of the License

Yunxuetang Network	Value-added Telecommunication Service License	Providing online data processing and transaction processing business, information services, and domestic multi-party communications services
	Internet Culture Business Operating License	Engaging in business of online performance by using Internet
	Human Resourcing Service Permit	Providing human resources services, including recommending workers and employers to each other, providing employment information services, engaging in Internet human resources information services, organizing on-site job fairs, carrying out network recruitment, carrying out senior talent search services
	Business License	Certifying the company was duly registered as legal entity by company registration authority pursuant to applicable laws

Shanghai Fenghe	Value-added Telecommunication Service License	Providing information service business
	Publication Operation License	Wholesale, retail, online publishing of books, newspaper, magazine, e-journal, audio and video products
	Permit for Production and Operation of Radio and TV Programs	Production and publishing of radio and television program
	Business License	Certifying the company was duly registered as legal entity by company registration authority pursuant to applicable laws

Shanghai China Europe	Publication Operation License	Wholesale, retail, online publishing of books, newspaper, magazine, e-journal, audio and video products
	Permit for Production and Operation of Radio and TV Programs	Production and publishing of radio and television program
	Value-added Telecommunication Service License	Permitted to provide online data processing and transaction processing business, information service business
	Business License	Certifying the company was duly registered as legal entity by company registration authority pursuant to applicable laws

14.

In your response to prior comment 3 and in the related disclosure, you indicate that if the Company is unable to rely on Rule 3a-8 under the 1940 Act, the Company would liquidate certain assets and rely on the exemption provided by Rule 3a-1 under the 1940

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Act. You further indicate that if the Company’s ability to rely on Rule 3a-8 were called into question as a result of the loss of primary control by the WFOEs over the VIEs, the Company could rely on the exemption provided by Rule 3a-2 under the 1940 Act. We note that the Commission has stated that an intent to ultimately rely on Rule 3a-1 may not constitute a bona fide intent to be engaged primarily in a noninvestment business for purposes of Rule 3a-2. See Transient Investment Companies, Investment Company Act Rel. No. 11552 (Jan. 14, 1981). Please clarify whether there are any circumstances in which the Company may seek to rely on Rule 3a-2 before transitioning to reliance on Rule 3a-1. If any such circumstances exist, please provide a legal analysis supporting such an approach.

If the occurrence of certain events render Rule 3a-8 unavailable to the Company, such as a decline in the Company’s R&D expenses or loss of control of a VIE, then the Company would need to determine if another exemption would be available or if a restructuring of its assets would be needed to meet the requirements of an exemption to the extent necessary to comply with the 1940 Act. To the extent that a restructuring would be needed, for example in the event that the Company loses primary control of a VIE such that over 40% of its total unconsolidated assets (less U.S. government securities and cash items) consisted of investment securities, the Company would need to analyze the facts at the time to determine whether the temporary exemption under Rule 3a-2 would be available to it.12 In analyzing the facts, the Company acknowledges that it would need to take into account both whether it can restructure to meet the asset and income requirements of Rule 3a-1, as well as whether it can be deemed to be primarily engaged in a non-investment company business under Section 3(a)(1)(A). The Company expects that in such case, if it was able to restructure to comply with Rule 3a-1, it would continue to be primarily engaged in the Company Business (i.e., developing and providing digital learning products and services), and not in the business of investing, reinvesting or trading in securities. The 1940 Act risk factor in the Company’s draft registration statement highlights to prospective investors the risks and potential consequences of the Company no longer being able to rely on the Rule 3a-8 exemption.

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[12]

The Company notes that in determining whether the temporary exemption under Rule 3a-2 would be available, it would consider the Division of Investment Management’s recent guidance on when the one-year exemption period starts for a holding company that has experienced an extraordinary corporate event resulting in its investment securities having a Value exceeding 40% of its total assets (less U.S. government securities and cash items) on an unconsolidated basis (“40% Threshold”). Holding Companies and the Application of Rule 3a-2 under the Investment Company Act, IM Guidance Update (March 2017). Such guidance suggests that the one-year period for such a holding company would start when it meets the 40% Threshold or potentially when it no longer qualifies for an exemption such as Section 3(c)(1) (or in the Company’s case, potentially Rule 3a-8). Id, at n. 12.

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer
YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner
Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner
PricewaterhouseCoopers Zhong Tian LLP

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